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RESIDENT PARTNER
Lee Edwards
Admitted in New York


Writer's Email Address:                                         December 9, 2005
lee.edwards@shearman.com
michael.coleman@shearman.com

Writer's Direct Number:
(86-10) 6505-7206
(650) 838-3711


VIA EDGAR TRANSMISSION
AND BY HAND


Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549

Attn:  Christina Chalk, Esq.
        Special Counsel
        Office of Mergers and Acquisitions



                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                     SCHEDULE 13E-3 FILED NOVEMBER 16, 2005
                      SCHEDULE TO-T FILED NOVEMBER 16, 2005
                              SEC FILE NO. 5-50686


Dear Ms. Chalk:

     On behalf of our client PetroChina Company Limited ("PetroChina"), set forth below are the responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") dated December 5, 2005, concerning PetroChina's Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3, each filed on November 16, 2005 in connection with PetroChina's tender offer for the outstanding overseas-

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MUNICH   |  NEW   YORK  |  PARIS  |  ROME  |  SAN   FRANCISCO   |
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                                                                DECEMBER 9, 2005
listed foreign-invested ordinary shares of Jilin Chemical Industrial Company Limited ("Jilin"). An amended Tender Offer Statement on Schedule TO (the
"Amended Schedule TO") and an amended Rule 13E-3 Transaction Statement on
Schedule 13E-3 (the "Amended Schedule 13E-3") are being filed with the
Commission today. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

     We represent PetroChina. Unless otherwise indicated, to the extent any response relates to information concerning Jilin, such response is included in this letter based on information provided to us by Jilin or its representatives.



COMPOSITE OFFER AND RESPONSE DOCUMENT - EXHIBIT (a)(1)

GENERAL

1. DISCLOSE IN THE OFFER MATERIALS THAT PETROCHINA IS RELYING ON THE TIER II EXEMPTION SET FORTH IN RULE 14D-1(d) IN CONDUCTING THIS OFFER, AND BRIEFLY OUTLINE THE IMPLICATIONS FOR JILIN SECURITY HOLDERS.

     Response: The disclosure has been revised on the inside cover of the Composite Document in response to the Staff's comment.

2. YOU REFERENCE THE A SHARE OFFER THROUGHOUT THE OFFER MATERIALS. WE ALSO NOTE THAT YOU HAVE FILED A FORM CB IN CONNECTION WITH THE A SHARE OFFER, INDICATING THAT YOU ARE RELYING ON THE TIER I EXEMPTION FOR THAT OFFER. AGAIN, BRIEFLY NOTE IN THE OFFER MATERIALS.

     Response: The disclosure has been revised on the inside cover of the Composite Document in response to the Staff's comment.

3. IN THE SUMMARY OF TERMS SECTION AND ELSEWHERE IN THE COMPOSITE DOCUMENT, YOU NOTE THAT PETROCHINA HAS NO RIGHT UNDER THE LAWS OF THE PRC TO COMPULSORILY ACQUIRE ANY JILIN SHARES NOT TENDERED INTO THE H SHARE OR A SHARE OFFERS. YOU ALSO STATE IN THE OFFER MATERIALS THAT PETROCHINA WILL NOT BE ABLE TO REALIZE ALL OF THE INTENDED BENEFITS OF THE OFFERS IF ALL OR A VERY SUBSTANTIAL PERCENTAGE OF JILIN A AND H SHARES ARE NOT PURCHASED IN THE OFFERS. WHERE APPROPRIATE IN THE OFFER MATERIALS, DISCUSS THE RISKS PRESENTED BY THE LACK OF AN ABILITY TO COMPULSORILY ACQUIRE REMAINING JILIN SECURITIES. DISCUSS THE PERCENTAGE OF EACH CLASS OF TARGET SECURITIES PETROCHINA BELIEVES NECESSARY TO ACQUIRE IN ORDER TO REALIZE THE INTENDED BENEFITS OF



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                                                                DECEMBER 9, 2005

     THE TENDER OFFERS. FOR EXAMPLE, IF THE H SHARE MINIMUM OFFER CONDITION IS SATISFIED, IS THIS SUFFICIENT TO RENDER THE H SHARE OFFER A SUCCESS?

     Response: We respectfully advise the Staff that PetroChina believes there is no inherent risk arising from the inability of PetroChina to compulsorily acquire the Jilin H Shares and Jilin A Shares under PRC law other than the risk that if any Jilin H Shareholders, Jilin ADS Holders and Jilin A Shareholders do not accept their respective offers, and these offers subsequently become unconditional and the respective Jilin H Shares, Jilin ADSs and Jilin A Shares are delisted, then such Jilin H Shareholders, Jilin ADS Holders and Jilin A Shareholders, as the case may be, will hold securities that are not listed or quoted on any stock exchange and the liquidity of such securities may be severely reduced. This risk is disclosed and highlighted on page 32 of the Composite Document. The disclosure has been revised on page 23 of the Composite Document in response to the Staff's other comment.

4. DISCUSS IN THE OFFER MATERIALS THE REASONS FOR THE STRUCTURE OF THE OFFERS AND IN PARTICULAR, WHY THE H SHARE AND A SHARE OFFERS WILL NOT COMMENCE AND CLOSE CONTEMPORANEOUSLY. SEE ITEM 1013(c) OF REGULATION M-A. EXPLAIN ANY ATTENDANT RISKS. FOR EXAMPLE, IT APPEARS THAT THE H SHARE OFFER WILL CLOSE BEFORE THE A SHARE OFFER. THEREFORE, HOLDERS OF H SHARES WILL NOT KNOW WHEN THE H SHARE OFFER CLOSES WHETHER PETROCHINA'S A SHARE OFFER WILL BE SUCCESSFUL. BY CONTRAST, A SHARE HOLDERS WILL HAVE INFORMATION ABOUT THE LEVEL OF ACCEPTANCE OF THE H SHARE OFFER WHEN THE A SHARE OFFER CLOSES. SINCE THE ABILITY TO ACQUIRE A VERY SIGNIFICANT PORTION OF OUTSTANDING JILIN SECURITIES IS CRITICAL TO THE SUCCESS OF THESE OFFERS ACCORDING TO YOUR DISCLOSURE, DISCUSS THE ATTENDANT RISKS FOR H SHARE HOLDERS OF THE STRUCTURE OF THESE OFFERS.

     Response: We respectfully advise the Staff that in light of the fact that
     (i) the A Share Offer will only be open to acceptance upon the H Share Offer becoming unconditional, (ii) the only condition to the A Share Offer is the H Share Offer becoming unconditional and (iii) Jilin A Shares will be delisted from the Shenzhen Stock Exchange as a matter of law when the H Share Offer closes, PetroChina believes there is no risk to the holders of H Shares or Jilin ADSs arising from the structure of the H Share Offer and A Share Offer. The disclosure has been revised on pages 31 and 48 of the Composite Document in response to the Staff's other comment.


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                                                                DECEMBER 9, 2005

QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER, PAGE 3

5. SUMMARIZE THE PAYMENT PROCESS FOR THE H SHARE OFFER, AND IN PARTICULAR, DISCLOSE WHEN TENDERING SHAREHOLDERS CAN EXPECT PAYMENT FOR PURCHASED H SHARES AND ADSS. YOUR EXPANDED DISCLOSURE SHOULD DESCRIBE ANY DIFFERENCES IN THE PAYMENT PROCESS FOR SECURITIES TENDERED DURING THE "INITIAL" VERSUS "SUBSEQUENT" OFFER PERIODS. WE NOTE THAT SOME INFORMATION ABOUT PAYMENT APPEARS ON PAGE 10 BUT BELIEVE IT SHOULD BE HIGHLIGHTED IN THE Q&A AND EXPLAINED MORE CLEARLY, SINCE THE PAYMENT PROCESS WILL BE DIFFERENT THAN USUAL IN A US OFFER.

     Response: The disclosure has been revised on page 3 of the Composite Document in response to the Staff's comment.

6. THE POSITION OF THE FILING PERSONS ON THE SCHEDULE 13E-3 WITH RESPECT TO THE FAIRNESS OF THE OFFERS IS CRITICAL DISCLOSURE IN A TRANSACTION SUBJECT TO RULE 13E-3 AND SHOULD BE DISCLOSED IN THIS SECTION OR IN THE SUMMARY OF TERMS SECTION.

     Response: The disclosure has been revised on page 5 of the Composite Document in response to the Staff's comment. We note that disclosure regarding Jilin's fairness determination is already included on page 4 of the Composite Document.


WHO IS OFFERING TO BUY MY SECURITIES?, PAGE 3

7. GIVEN THAT SOME H SHAREHOLDERS WILL REMAIN AFTER THE H SHARE OFFER, STATE THAT PETROCHINA FILES PERIODIC REPORTS (INCLUDING FINANCIAL STATEMENTS) WITH THE COMMISSION AND INDICATE HOW SHAREHOLDERS MAY ACCESS THEM. PROVIDE THE SAME DISCLOSURE IN APPENDIX V IN SECTION 8 ON PAGE V-13.

     Response: The disclosure has been revised on pages 7, V-13 and VI-11 of the Composite Document in response to the Staff's comment.


HOW MUCH IS PETROCHINA OFFERING TO PAY?, PAGE 3

8. SINCE THE H SHARE ADSS TRADE ON THE NYSE IN A PRICE DENOMINATED IN US DOLLARS, PLEASE INCLUDE THE OFFER PRICE PER ADSS IN US DOLLARS, BASED ON A RECENT (IDENTIFIED) EXCHANGE RATE.

     Response: The disclosure has been revised on page 3 of the Composite Document in response to the Staff's comment. We note that an exchange rate of US$1.00 to HK$7.80 is provided on page 19 of the Composite Document.


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                                                                DECEMBER 9, 2005

IF I ACCEPT THE H SHARE OFFER, MAY I WITHDRAW MY ACCEPTANCE?, PAGE 6


9. CONSISTENT WITH OUR DISCUSSIONS WITH YOUR COLLEAGUES, EXPAND THIS SECTION TO NOTE THAT PETROCHINA WILL ISSUE A PRESS RELEASE AND PUBLISH AN ADVERTISEMENT IN A US NEWSPAPER OF NATIONAL CIRCULATION IN CONNECTION WITH THE EARLY TERMINATION OF THE INITIAL OFFER PERIOD, AND DESCRIBE THE TIMING OF EACH.

     Response: The disclosure has been revised on pages 6 and I-11 of the Composite Document in response to the Staff's comment.


LETTER FROM PETROCHINA - SECTION 5. INFORMATION ON OTHER OFFERS OF PETROCHINA IN THE PRC, PAGE 24

10. EXPLAIN THE SIGNIFICANCE OF THE TWO OTHER OFFERS PETROCHINA HAS ANNOUNCED TO ITS OFFERS FOR JILIN. THAT IS, HOW WILL THE ACQUISITION OF JINZHOU PETROCHEMICAL COMPANY LIMITED AND LIAOHE JINMA OILFIELD COMPANY LIMITED AFFECT PETROCHINA (AND THUS, JILIN) GOING FORWARD? WILL PETROCHINA FUND THESE OTHER OFFERS THROUGH CASH ON HAND OR OTHERWISE?

     Response: The offers for Jinzhou PetroChemical Company Limited and Liaohe Jinma Oilffield Company Limited have no significance to the H Share Offer. Disclosure regarding these offers was included in the Composite Document to provide more complete disclosure regarding the general background of these transactions and the H Share Offer and in order to provide disclosure consistent with the initial announcement of the H Share Offer, which included an announcement of the offers for Jinzhou PetroChemical Company Limited and Liaohe Jinma Oilffield Company Limited. The disclosure has been revised on page 24 of the Composite Document in response to the Staff's other comments.


LETTER FROM CITIGROUP - CONDITIONS OF THE H SHARE OFFER, PAGE 33

11. SEE COMMENT 4 ABOVE CONCERNING THE NEED TO DISCUSS THE REASONS FOR THE STRUCTURE OF THE OFFERS. IN THIS REGARD, IN AN APPROPRIATE SECTION OF THE OFFER MATERIALS, EXPLAIN WHY YOU HAVE CONDITIONED THE A SHARE OFFER ON THE H SHARE OFFER, BUT NOT VICE VERSA. AS REQUESTED IN COMMENT 4, DISCUSS ANY RISKS (FOR H SHARE HOLDERS) ASSOCIATED WITH THIS STRUCTURE.

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                                                                DECEMBER 9, 2005

     Response: The disclosure has been revised on pages 31 and 48 of the Composite Document in response to the Staff's comment. Please also refer to PetroChina's response to comment 4 above.


SPECIAL FACTORS REGARDING THE H SHARE OFFER - BACKGROUND OF THE H SHARE OFFER, PAGE 37

12. IT APPEARS FROM THE DISCLOSURE IN THIS SECTION THAT BOTH PETROCHINA AND JILIN EACH ENGAGED SEVERAL FINANCIAL ADVISORS TO HELP ANALYZE A POTENTIAL TRANSACTION AND MAKE A RECOMMENDATION WITH RESPECT TO IT. NOTE THAT ITEM 1015 OF REGULATION M-A ENCOMPASSES ESSENTIALLY ALL SUBSTANTIVE CONTACTS BETWEEN EITHER COMPANY AND ITS FINANCIAL ADVISORS THAT ARE "MATERIALLY RELATED" TO THIS TRANSACTION. THIS INCLUDES BOTH ORAL AND WRITTEN CONTACTS. PLEASE EXPAND THIS SECTION TO DESCRIBE THE SUBSTANCE OF SUCH CONTACTS, AND TO IDENTIFY THE PARTIES AND RELEVANT DATES.

     Response: The disclosure has been revised on pages 38 and 39 of the Composite Document in response to the Staff's comments to provide more disclosure regarding the meetings between PetroChina and its financial advisors.

     Citigroup was engaged to act as financial advisor to PetroChina in order to assist PetroChina in evaluating a possible acquisition of the outstanding Jilin Shares. However, in PetroChina's view Citigroup did not provide PetroChina with any report, opinion or appraisal that is materially related to the H Share Offer.

     Citigroup prepared certain draft materials from time to time during the transaction. Draft materials were prepared on May 17, 2005, May 23, 2005, June 23, 2005, August 3, 2005, October 14, 2005, October 25, 2005 and
     October 26, 2005. Copies of these draft materials are being supplementally provided to the Staff. The draft materials prepared for the May 23, 2005 meeting contained a slide on transaction structuring considerations but did not contain any financial information. The other draft materials contained, among other matters, a description of possible strategic rationale for the acquisition of the outstanding Jilin Shares, information relating to Jilin's key markets, key process and timetable considerations, and compilations of publicly available data such as financial and trading information of comparable companies, information extracted from publicly available third-party research analyst reports on Jilin and publicly available trading price and volume data for Jilin. The financial basis of all these draft materials was solely public information relating to Jilin. In the June 23, 2005 draft materials, Citigroup also provided PetroChina with a template showing what a DCF valuation model would look like. The purpose of Citigroup providing such information was to illustrate the need for comprehensive nonpublic information relating to Jilin to enable Citigroup to prepare a report reflecting a meaningful valuation. To demonstrate how a DCF model would work,



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                                                                DECEMBER 9, 2005

     Citigroup included data from publicly available third party research analyst reports and, for the remaining inputs needed to show how the model would work, used some simple assumptions. The overall result was that these numbers did not in anyway constitute a view or opinion as to the worth of Jilin nor were they intended to be used for that purpose. Citigroup informed PetroChina that to provide any meaningful valuation, it would need Jilin's price projections for each product, information relating to the relationship of product prices to forecast crude prices, information of cost-breakdown for Jilin's operations and other non-publicly available information (see pages 11, 13, 14, 16, 17, 19, 20 and 22 of the June 23, 2005 presentation).

     Citigroup clearly informed PetroChina on a number of occasions that it would not be able to provide a meaningful valuation on Jilin without access to non-public information relating to Jilin. However, the nonpublic information relating to Jilin which Citigroup had sought was never in the possession of PetroChina, and was never provided to Citigroup, which explains why the materials never got beyond the draft stage. Accordingly, there was no meeting between Citigroup and PetroChina in which any presentation relating to valuation of Jilin was given or even discussed.

     Accordingly, PetroChina respectfully submits that no report, opinion or appraisal that is materially related to the H Share Offer was provided to PetroChina by Citigroup.

     The disclosure has been revised on page 40 in response to the Staff's comment to provide additional information regarding contacts between Jilin and its financial advisors.

13. SEE OUR LAST COMMENT. ALL WRITTEN REPORTS ENCOMPASSED WITHIN ITEM 1015 OF REGULATION M-A MUST BE FILED AS EXHIBITS TO THE SCHEDULE 13E-3. THIS INCLUDES ANY "BOARD BOOKS" OR WRITTEN ANALYSES OF THESE TRANSACTIONS BY THE FINANCIAL ADVISORS ENGAGED BY THE PARTICIPANTS. WE SEE THAT THE "LETTER FROM PLATINUM" HAS BEEN PROVIDED AS PART OF THE COMPOSITE DOCUMENT AND DETAILS THE ANALYSES PERFORMED BY THAT ENTITY. HOWEVER, NO SIMILAR MATERIALS HAVE BEEN PROVIDED FOR THE OTHER FINANCIAL ADVISORS. PLEASE FILE ANY SUCH WRITTEN REPORTS IMMEDIATELY, OR EXPLAIN WHY YOU HAVE NOT DONE SO IN ACCORDANCE WITH ITEM 1015 OF REGULATION M-A.

     Response: Please refer to our response to comment 12. PetroChina respectfully submits that no report, opinion or appraisal that is materially related to the H Share Offer was provided to PetroChina.

     Jilin has also advised that no report, opinion or appraisal that is materially related to the H Share Offer was provided to Jilin by Cazenove or Platinum, the financial advisors


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                                                                DECEMBER 9, 2005
     engaged by Jilin, other than the report of Platinum which is included in the Composite Document as the "Letter from Platinum".

14. PLEASE ADVISE WHETHER NON-PUBLIC FINANCIAL FORECASTS OR PROJECTIONS WERE EXCHANGED BY THE PARTIES OR THEIR REPRESENTATIVES DURING THE PLANNING PHASE OF THE OFFERS. FOR EXAMPLE, LATER IN THE OFFER MATERIALS IN THE LETTER FROM PLATINUM ON PAGE 91, YOU REFER TO THE EXPRESSED VIEWS OF MANAGEMENT OF JILIN REGARDING FUTURE PROJECTED LOSSES OF JILIN. IF SO, PLEASE DISCLOSE THOSE PROJECTIONS, AND DISCUSS THE UNDERLYING ASSUMPTIONS. (WE NOTE THE DISCLOSURE OF PROJECTIONS IN "LETTER FROM THE JILIN BOARD" AND THE DISCUSSION OF THE ASSUMPTIONS UNDERLYING THEM IN APPENDIX IV). ALTERNATIVELY, EXPLAIN YOUR BASIS FOR EXCLUDING THEM.

     Response: We respectfully advise the Staff that no non-public financial forecasts or projections were exchanged between Jilin and PetroChina or their respective representatives during the planning phase of the H Share Offer. As disclosed on page 39 of the Composite Document, Jilin was not approached to discuss the proposed H Share Offer prior to October 27, 2005, which was the day before the H Share Offer was made by PetroChina. In addition, we note that the forecast referred to on page 91 was a forecast which was publicly filed by Jilin with the Hong Kong Stock Exchange and furnished to the SEC on Form 6-K on November 6, 2005. The forecast is also disclosed in the section headed "Letter from the Jilin Board" on page 70 of the Composite Document and assumptions relating thereto are discussed in Appendix IV of the Composite Document.

15. SEE OUR LAST COMMENT ABOVE. PROVIDE THE SAME INFORMATION WITH RESPECT TO WHETHER EITHER SIDE PROVIDED NON-PUBLIC FINANCIAL FORECASTS OR PROJECTIONS TO ITS FINANCIAL ADVISORS IN CONNECTION WITH THEIR ANALYSIS OF THE TRANSACTION. IF SO, PLEASE DISCLOSE THOSE PROJECTIONS, AND DISCUSS THE UNDERLYING ASSUMPTIONS. ALTERNATIVELY, EXPLAIN YOUR BASIS FOR EXCLUDING THEM.

     Response: We respectfully advise the Staff that PetroChina did not provide any non-public financial forecasts or projections to its financial advisors in connection with the transaction. Jilin has also advised that it did not provide any non-public financial forecasts or projections to Platinum in connection with Platinum's analysis of the transaction. As noted in the revised disclosure in response to comment 12 above, Cazenove was not engaged to evaluate the fairness of the H Share Offer or the A Share Offer.

16.  EXPAND YOUR EXPLANATION OF THE REASONS FOR THE TIMING OF THE OFFERS. SEE
     ITEM 1013(c) OF REGULATION M-A.

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                                                                DECEMBER 9, 2005

     Response: We respectfully refer the Staff to the disclosure on page 47 of the Composite Document relating to the timing of the H Share Offer and A Share Offer. Additional disclosure has been provided on page 47 in response to the Staff's comment.

17. IN THE SECOND TO LAST PARAGRAPH ON PAGE 38, YOU MENTION A PLACEMENT OF PETROCHINA'S SHARES TO INTERNATIONAL INVESTORS. INDICATE SUPPLEMENTALLY, WITH A VIEW TO FURTHER DISCLOSURE, WHETHER THIS OFFERING OCCURRED. IF YES, TELL US WHAT EXEMPTION(s) PETROCHINA RELIED UPON TO EFFECT THE OFFER.

     Response: The placement of shares closed on September 15, 2005. The placement was structured as a Regulation S offering with respect to the offshore portion of the offering and as a Section 4(1 1/2) placement with respect to the onshore portion of the offering. The onshore portion of the offering was made only to entities that qualified both as Qualified Institutional Buyers and as accredited investors. The disclosure has been revised on page 38 of the Composite Document in response to the Staff's comment.

18. REFER TO THE DISCLOSURE ON PAGE 39 OF THIS SECTION. SINCE IT ISN'T CUSTOMARY FOR THE BIDDER IN A TENDER OFFER TO FORM A SPECIAL COMMITTEE, EXPAND THE DISCUSSION OF WHY PETROCHINA DID SO AND THE FUNCTION OF THE SPECIAL COMMITTEE.

     Response: The disclosure has been revised on page 39 of the Composite Document in response to the Staff's comment.


19. HERE OR ELSEWHERE IN THE OFFER MATERIALS, EXPLAIN IN FURTHER DETAIL HOW THE OFFER PRICE WAS SET.

     Response: The disclosure has been revised on page 39 of the Composite Document in response to the Staff's comment.

20. EXPLAIN THE DIFFERENCES (PARTICULARLY IN FUNCTION) BETWEEN THE INDEPENDENT BOARD COMMITTEE AND THE SPECIAL COMMITTEE FORMED BY THE JILIN BOARD. IN ADDITION, EXPLAIN WHY IT WAS NECESSARY TO ESTABLISH TWO SEPARATE COMMITTEES.

     Response: Jilin has advised that, as disclosed on page 41 of the Composite Document, the Independent Board Committee was established under Rule 2.1 of the Takeovers Code of Hong Kong, which requires a company that is listed on the Hong Kong Stock Exchange and is the target of a tender offer to establish a committee consisting of directors who are independent under Rule 2.8 of the Takeovers Code, for the purpose of evaluating the tender offer. Under Hong Kong law, the Independent Board Committee is


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                                                                DECEMBER 9, 2005
     not authorized to handle other tasks of a more administrative nature, such as finalizing and executing transaction-related documents. The Special Committee was established by Jilin and authorized by the Jilin Board to address such administrative matters. The disclosure on page 42 of the Composite Document has been revised in response to the Staff's comment.

21. SEE ITEM 1015 OF REGULATION M-A. WE NOTE THAT BOTH BIDDER AND TARGET COMPANIES HERE ENGAGED MORE THAN ONE FINANCIAL ADVISOR. EXPAND TO EXPLAIN THE DIFFERENT FUNCTIONS OF EACH, AND WHY EACH CONSIDERED IT NECESSARY TO HIRE SEPARATE FIRMS TO PERFORM THESE FUNCTIONS. FOR EXAMPLE, THE DISCLOSURE AT THE BOTTOM OF PAGE 41 STATES VAGUELY THAT CAZENOVE WAS HIRED TO "PROVIDE PROFESSIONAL ADVICE REGARDING THE H SHARE OFFER," BUT DOES NOT FULLY DESCRIBE THE NATURE OF THOSE SERVICES.

     Response: We respectfully advise the Staff that PetroChina engaged Citigroup as the financial advisor in connection with the H Share Offer and China Galaxy as the financial advisor in connection with the A Share Offer. Jilin has advised that, as disclosed on page 41 of the Composite Document, Platinum was retained as the independent financial advisor to provide an opinion to the Independent Board Committee as to whether the terms of the H Share Offer and the delisting proposal were fair and reasonable, from a financial point of view, to the Jilin Independent H Shareholders. Cazenove was retained as the financial advisor, pursuant to the requirements of the Securities and Futures Commission of Hong Kong and under the Takeovers Code, to review the prospective financial information regarding Jilin referred to in the section headed "Letter from the Jilin Board." The disclosure has been revised on page 41 of the Composite Document in response to the Staff's comment.

RECOMMENDATION OF THE JILIN BOARD OF DIRECTORS, PAGE 42

22. RATHER THAN SIMPLY LISTING FACTORS CONSIDERED BY THE JILIN BOARD, EXPAND TO EXPLAIN HOW EACH SUCH FACTOR WAS ANALYZED TO ARRIVE AT A FAIRNESS DETERMINATION. FOR SOME OF THE LISTED FACTORS, THIS IS OBVIOUS. FOR OTHERS HOWEVER, IT IS NOT CLEAR HOW THE IDENTIFIED FACTOR CONTRIBUTED TO THE ANALYSIS. THESE INCLUDE THE THREE IN BULLET POINTS AT THE TOP OF PAGE 45. PLEASE REVISE.

     Response: The disclosure has been revised on pages 43 to 45 of the Composite Document in response to the Staff's comment.

23. ALL OF THE FACTORS LISTED IN INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A ARE GENERALLY CONSIDERED RELEVANT TO THE FAIRNESS ASSESSMENT. TO THE EXTENT THAT A FACTOR WAS NOT CONSIDERED, OR WAS CONSIDERED BUT GIVEN LITTLE WEIGHT, THIS MAY BE AN

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                                                                DECEMBER 9, 2005

     IMPORTANT PART OF THE BOARD'S DECISION-MAKING PROCESS THAT SHOULD BE EXPLAINED FOR SHAREHOLDERS. PLEASE REVISE TO PROVIDE THIS DISCLOSURE AS TO EACH INSTRUCTION 2 FACTOR, BASED ON THESE GUIDELINES. SEE EXCHANGE ACT RELEASE 17719 (APRIL 13,1981). PROVIDE THE SAME DISCLOSURE IN THE COMPARABLE SECTION OF THE OFFER MATERIALS DISCUSSING PETROCHINA'S FAIRNESS DETERMINATION.

     Response: The disclosure has been revised on page 45 of the Composite Document in response to the Staff's comment. With respect to liquidation value and going concern value, please refer to the responses to comments 24 and 25, respectively, below. We also respectfully advise the Staff that, as disclosed on pages 45 and 51 of the Composite Document, PetroChina and the Jilin board of directors did not find it practicable to, and did not, quantify or otherwise assign specific or relative weights to the specific factors considered in reaching their respective determinations as to fairness.

24. WHERE A FACTOR LISTED IN INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A YIELDS A HIGHER PER SHARE VALUE THAN THAT BEING OFFERED, THIS FACT SHOULD BE DISCLOSED. IF APPLICABLE, PLEASE PROVIDE SUCH INFORMATION AS TO LIQUIDATION VALUE AND GOING CONCERN VALUE. PROVIDE THE SAME DISCLOSURE IN THE COMPARABLE SECTION OF THE OFFER MATERIALS DISCUSSING PETROCHINA'S FAIRNESS DETERMINATION, WITH RESPECT TO NET ASSET VALUE.

     Response: The disclosure has been revised on page 45 of the Composite Document setting forth the reasons why liquidation value was not considered an appropriate valuation metric in response to the Staff's comment. We also respectfully advise the Staff that PetroChina's financial advisors have advised that the net asset value of Jilin would not yield a higher per share value than the existing offer price.

25. SEE THE LAST COMMENT ABOVE. EXPLAIN WHY THE JILIN BOARD DID NOT CONSIDER THE GOING CONCERN VALUE OF THE H SHARES. PROVIDE THE SAME DISCLOSURE IN THE COMPARABLE SECTION OF THE OFFER MATERIALS DISCUSSING PETROCHINA'S FAIRNESS DETERMINATION.

     Response: The disclosure has been revised on pages 45, 51 and 75 of the Composite Document in response to the Staff's comment.

26. ITEM 1014 REQUIRES EACH FILING PERSON TO TAKE A POSITION ON THE PROCEDURAL FAIRNESS OF THE OFFER STRUCTURE, BASED ON THE FACTORS LISTED IN ITEM 1014(c), (d) AND (e). PLEASE PROVIDE THIS DISCLOSURE FOR BOTH JILIN AND PETROCHINA. TO THE EXTENT THAT A FILING PERSON FINDS THE STRUCTURE OF THE TRANSACTION TO BE FAIR IN THE ABSENCE OF THE PROCEDURAL SAFEGUARDS IN THAT ITEM, PLEASE EXPLAIN WHY.

                                                                DECEMBER 9, 2005

     Response: The disclosure on pages 4, 43, 45, 49 and 51 of the Composite Document has been revised in response to the Staff's comment. We also refer the Staff to the disclosure related to Regulation M-A Item 1014(c) on pages 1 and 2 stating that the H Share Offer is conditional on the acceptance of the offer by at least 66 2/3% in nominal value of the H Shares and the passing of a resolution approving the withdrawal of listing from the Hong Kong Stock Exchange and the NYSE by at least 75% of the Disinterested Shares cast at the shareholders meeting (with not more than 10% of all Disinterested Shares voting against such resolution). With respect to Items 1014(d) and (e), we refer the Staff to the disclosure on pages 4 and 46 regarding the recommendation of the Independent Committee of the Jilin Board, which is composed of the four independent non-executive directors of the Jilin Board and which unanimously recommended the Jilin H Shareholders approve the H Share Offer.


CERTAIN EFFECTS OF THE H SHARE OFFER, PAGE 51

27. REFER TO THE DISCLOSURE ABOUT THE EFFECT OF THE H SHARE OFFER ON PETROCHINA'S INTEREST IN THE NET BOOK VALUE AND NET EARNINGS OF JILIN. INSTRUCTION 3 TO ITEM 1013 OF REGULATION M-A CONTAINS A DISCLOSURE MANDATE THAT DOES NOT APPEAR TO BE BASED ON THE MATERIALITY OF THE CHANGE TO THE BIDDER. MOREOVER, IT IS NOT CLEAR WHAT LEVEL OF PARTICIPATION IN THE H SHARE OFFER YOU ARE ASSUMING. PLEASE REVISE TO PROVIDE THE INFORMATION REQUIRED BY INSTRUCTION 3.

     Response: The disclosure has been revised on page 51 of the Composite Document in response to the Staff's comment.

28. ITEM 1013(d) REQUIRES YOU TO DISCUSS THE TAX IMPACT OF THE TRANSACTION ON THE SUBJECT COMPANY. PLEASE PROVIDE THIS INFORMATION AS TO JILIN. IN ADDITION, IN FURTHER DISCUSSING THE EFFECTS OF THIS TRANSACTION, EXPLAIN THE CORPORATE STRUCTURE OF THE "COMBINED" ENTITY GOING FORWARD, GIVEN PETROCHINA'S INABILITY TO "SQUEEZE OUT" ANY JILIN SECURITY HOLDERS REMAINING AFTER THE OFFERS. IF JILIN WILL SIMPLY CONTINUE AS A SUBSIDIARY OF PETROCHINA, PLEASE SO STATE.

     Response: The disclosure has been revised on pages 52 and 53 of the Composite Document in response to the Staff's comment.


PERSONS EMPLOYED, RETAINED OR USED, PAGE 62

29. FOR EACH FINANCIAL ADVISOR ENGAGED BY PETROCHINA AND JILIN, EXPAND TO BREAK OUT THE AMOUNT OF THE "CUSTOMARY FEES" PAID TO EACH FOR SERVICES RENDERED. WE NOTE THE AGGREGATE FIGURES PROVIDED ON PAGE 63.

                                                                DECEMBER 9, 2005

     Response: The disclosure has been revised on page 62 of the Composite Document in response to the Staff's comment.


APPENDIX I - FURTHER TERMS OF THE H SHARE OFFER

30. REFER TO SECTION 7.7 ON PAGE I-13. EXPAND TO STATE THAT THE H SHARE OFFER IS ALSO GOVERNED BY AND SUBJECT TO THE REQUIREMENTS OF THE EXCHANGE ACT. WE KNOW THAT THIS IMPLIED OR INDIRECTLY STATED ELSEWHERE IN THE COMPOSITE DOCUMENT, BUT THE DISCLOSURE HERE SEEMS INCOMPLETE WITH SUCH A REFERENCE

     Response: The disclosure has been revised on page I-13 of the Composite Document in response to the Staff's comment.


APPENDIX IV - PROSPECTIVE FINANCIAL INFORMATION OF THE JILIN GROUP

31. WE ARE UNABLE TO LOCATE ALL OF THE DISCLOSURE REQUIRED BY ITEM 1010(b) OF REGULATION M-A, WHICH YOU STATE UNDER ITEM 13(b) OF THE SCHEDULE 13E-3 IS LOCATED IN THIS SECTION. PLEASE REVISE OR ADVISE.

     Response: Item 13(b) of the Amended Schedule 13E-3 has been revised in response to the Staff's comment to clarify that Item 13(b) is not applicable to this transaction. PetroChina believes that this transaction would not have a material effect on Jilin or PetroChina and therefore the
     Item 1010(b) disclosure is not applicable. PetroChina respectfully advises the Staff that as the H Share Offer is a cash tender offer, it is unrelated to and will not affect Jilin's (i) historical financial statements contained in Appendices II and III of the Composite Document, (ii) prospective financial information contained on page 70 and in Appendix IV of the Composite Document, or (iii) historical net book value and ratio of earnings to fixed charge data disclosed at Appendix VI-5 of the Composite Document.


                                     * * * *


     The undersigned, on behalf of PetroChina, hereby acknowledges with respect to the disclosure regarding PetroChina that (i) PetroChina is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) PetroChina may not assert Staff comments as a defense in any proceeding initiated by

                                                                DECEMBER 9, 2005
the Commission or any person under the federal securities laws of the United States. A separate acknowledgement by Jilin is attached to this letter.


     Please direct any questions concerning this letter to the undersigned at (86-10) 6505-3399 or to Michael Coleman at (650) 838-3711.


                                                         Very truly yours,

                                                         /s/ Lee Edwards

                                                             Lee Edwards


cc:      Ms. Wang Zheng
         PetroChina Company Limited

         Mr. Leiming Chen
         Mr. Michael Coleman
         Shearman & Sterling LLP

         Ms. Chun Wei
         Mr. Robert Chu
         Sullivan & Cromwell LLP



Attachment

                                                                DECEMBER 9, 2005

          ACKNOWLEDGEMENT BY JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


     In connection with responding to the Staff's comments, on behalf of Jilin Chemical Industrial Company Limited, I acknowledge that, with respect to disclosure regarding Jilin:

     o Jilin is responsible for the adequacy and accuracy of the disclosure in the filing;

     o the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Jilin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





                                                 JILIN CHEMICAL INDUSTRIAL
                                                 COMPANY LIMITED



                                                 By:  /s/ Zhang XingFu
                                                    ----------------------------
                                                 Name:    Zhang XingFu
                                                 Title:   Executive Director and
                                                          General Manager